                         FORM 11-K




          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
        For the Plan period ended December 31, 1999


                Commission File Number 1-812




              UNITED TECHNOLOGIES CORPORATION
                   EMPLOYEE SAVINGS PLAN




              UNITED TECHNOLOGIES CORPORATION
                    One Financial Plaza
                Hartford, Connecticut  06101

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2000

             United Technologies Corporation Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                             (Thousands of Dollars)

                                                      December 31, December 31,
                                                          1999         1998

Assets:
 Plan's interest in Master Trust (Notes 3, 4 and 5)    $8,654,973   $7,621,230
 Contribution receivable                                      798        1,110

Net Assets Available for Benefits                      $8,655,771   $7,622,340

The accompanying notes are an integral part of these financial statements.

             United Technologies Corporation Employee Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                             (Thousands of Dollars)

                                                           Year Ended
                                                           December 31,
                                                               1999

Additions to net assets attributed to:
Investment Income:
 Net appreciation in fair value of investments             $  929,376
 Interest                                                     260,148
 Dividends                                                    102,658

Contributions:
 Participants'                                                188,461
 Employer's                                                    15,457
     Total additions                                        1,496,100

Deductions from net assets attributed to:
 Distributions to participants                               (375,188)
 Interest expense                                             (37,886)
 Administrative expenses                                         (203)
     Total deductions                                        (413,277)

Net increase prior to transfers                             1,082,823

Plan transfers:
 Assets transferred into Plan (Note 12)                        12,442
 Assets transferred out of Plan (Note 12)                     (61,834)
     Net Plan transfers                                       (49,392)

Net increase                                                1,033,431

Net Assets Available for Benefits, December 31, 1998        7,622,340

Net Assets Available for Benefits, December 31, 1999       $8,655,771

The accompanying notes are an integral part of these financial statements.

                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation ("UTC") Employee Savings Plan (the "Plan") is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Participants are eligible for matching employer contributions after one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 2 and 20 percent of their total compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, four commingled index funds, one stable value fund, and a company stock fund as investment options to participants. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

UTC has established a leveraged Employee Stock Ownership Plan ("ESOP") to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (see Note 7). However, participants who have reached at least age 55 may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered through the Plan. In such cases, UTC may redeem the ESOP Preferred Stock in the participants' accounts for cash, and such stock may be allocated in the
future.   Generally,  employer  contributions,  plus  actual  earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the year ended December 31, 1999, approximately $449,000 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee. Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans. Participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP account balance). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 1999 were approximately $16,183,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (see Note 6).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 5) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock's fair value is the higher of the guaranteed value ($65) or four times the daily ending price of UTC's Common Stock, giving effect to the May 7, 1999 stock split (see Note 7). All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 1999. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                 December 31,
(Thousand of Dollars,                       1999             1998
except unit amounts)

Equity Fund, 33,816,508 and
36,435,523 units, respectively           $1,107,166      $  985,696

UTC Common Stock Fund, 31,496,578
and 25,470,182 units, respectively       $  663,898      $  457,714

UTC ESOP Fund, 248,715,761 and
258,919,085 units, respectively          $3,152,372 *    $2,736,411 *

Income Fund, 45,676,863 and
47,947,610 units, respectively           $3,307,451      $3,205,795

*  Non-participant-directed


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $929,376,000 as follows:

 Mutual Funds                               $400,089,000
 ESOP Fund                                   529,287,000
                                            $929,376,000

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                               December 31,
(Thousand of Dollars)                     1999            1998

Net Assets:
  ESOP Fund                           $2,803,034       $2,363,126

                                                  Year Ended
                                               December 31, 1999
(Thousand of Dollars)

Changes in Net Assets:
 Investment income                                 $588,943
 Contributions                                       15,060
 Benefits paid to participants                      (53,511)
 Interest expenses                                  (37,886)
 Transfers to participant-directed investments      (49,095)
 Transfers to non-affiliated plans                  (23,603)
                                                   $439,908

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount ofinvestment earnings allocable to the contract
in  accordance   with  the  established  allocation procedures of the insurance
company.   The  interest  rates  earned  for  1999 and 1998 were 8.1% and 8.5%, respectively.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

At December 31, 1999, the Plan's interest in the Master Trust comprised 460,428,818 units of the 510,203,518 total units of participation, or 90.24%. At December 31, 1998, the Plan's interest in the Master Trust comprised 476,384,961 units of the total 522,172,913 units of participation, or 91.23%.

The following is a summary of the financial information and data for the Master Trust and the portion applicable to the Plan:


                        United Technologies Corporation
                      Master Trust Statement of Net Assets
                             (Thousands of Dollars)

                                            December 31,  December 31,
                                                1999          1998

Assets:
 Short-term investments                      $  23,147      $  6,646
 Investments:
   Equity:
     Mutual funds                              663,679       483,050
     Equity commingled index funds           1,466,274     1,310,686
     Common stock                              784,371       526,457
     ESOP stock fund                         3,152,372     2,736,411
   Debt:
     Fixed income commingled index funds        28,140        26,874
 Insurance company investment contracts      3,883,142     3,731,589
 Participant notes receivable                   81,647        83,257
       Subtotal                             10,082,772     8,904,970

 ESOP receivables                              116,234       101,138
 Interest and dividend receivables              20,085         8,824

       Total assets                         10,219,091     9,014,932

Liabilities:
 Accrued liabilities                             6,014         1,378
 Accrued ESOP interest                           2,154         2,205
 ESOP debt                                     336,600       372,600
 Notes payable to UTC                          131,233       104,033
       Total liabilities                       476,001       480,216

       Net Assets                           $ 9,743,090   $8,534,716


Net assets of the Master Trust allocable
 to the Plan                                $ 8,654,973   $7,621,230

                        United Technologies Corporation
                Master Trust Statement of Changes in Net Assets
                             (Thousands of Dollars)

                                                      Year Ended
                                                      December 31,
                                                          1999
Additions:
 Interest and dividend income                         $  414,622
 Net appreciation on fair value of investments         1,004,193
 Contributions from participating plans for
   purchase of units                                     289,582
     Total additions                                   1,708,397

Deductions:
 Benefit payments on behalf of participating plans      (437,791)
 Master trust expenses                                   (38,225)
     Total deductions                                   (476,016)

Net increase prior to transfers                        1,232,381

Plan transfers:
 Assets transferred in                                    41,739
 Assets transferred out                                  (65,746)
     Net Plan transfers                                  (24,007)

Increase in net assets                                 1,208,374

Net assets:
 Beginning of year                                     8,534,716
 End of year                                          $9,743,090


Amounts pertaining to the Plan:
 Plan interest in net appreciation and investment
   income of Master Trust                             $1,292,182

 Contributions received (cash basis)                  $  204,230
 Assets transferred into Plan (Note 12)               $   12,442
 Pension benefits paid                                $ (375,188)
 Plan expenses                                        $  (38,089)
 Assets transferred out of Plan (Note 12)             $  (61,834)

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. On April 30, 1999, UTC announced a two-for-one stock split, effective May 7, 1999. As a result, each ESOP share is convertible into four shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 8 and 9.

ESOP Shares are allocated to participant accounts as they earn UTC's matching contributions. ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC must contribute additional ESOP Shares, UTC Common Stock or cash. To the extent that ESOP Shares released through debt service exceed the matching contribution requirement, the debt is restructured so that the value of the released ESOP Shares does not exceed the Plan's matching contribution requirement. For the period ended December 31, 1999, participants were credited with matching contributions of $58.9 million representing approximately 245,600 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 1999, participants earned dividends of approximately $32.6 million representing approximately 125,400 shares.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, a participant may elect to receive either cash or four shares of UTC Common Stock for each ESOP Share. Each ESOP share is valued at the higher of four times the market value of UTC's Common Stock or $65. A participant cannot elect to receive the distribution in ESOP Shares. The ESOP Fund's investment in ESOP Shares at period end is as follows:

(Thousands of                          December 31, 1999           December 31, 1998
Dollars, except share amounts)       Allocated        Total      Allocated        Total

Number of Shares                     6,732,230     12,124,064     6,869,316     12,581,201
Guaranteed Value                    $  437,595    $   788,064    $  446,506    $   817,778
Market                              $1,750,380    $ 3,152,257    $1,494,076    $ 2,736,411


The market value of the ESOP Shares was $260.00 and $217.50 per share at December 31, 1999 and 1998, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 1999 and 1998 include unrealized appreciation of approximately $2.4 billion and $1.9 billion, of which $1.1 billion and $0.9 billion is on unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.00 per share plus accrued and unpaid dividends. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee can convert each preferred share into four shares of UTC Common Stock if more beneficial to participants.

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the "Agreement") and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 1999:

                     Principal       Rate of
Note Series           (000's)        Interest           Due

   B                  286,600          7.68%        2000 - 2008
   C                   17,300          7.68%            2008
   D                   32,700          7.68%            2009

                  $   336,600

Required payments on these Notes, in aggregate, for the next five plan years are $35.5 million in 2000, $35.0 million in 2001, $34.5 million in 2002, $34.0 million in 2003, and $33.6 million in 2004.

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 7, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 1999 to 2009. At December 31, 1999, $65.2 million was outstanding. Required principal payments on the Note for the next five plan years are $4.9 million in 2000, $5.0 million in 2001, $5.2 million in 2002, $5.5 million in 2003, and $5.7 million in 2004. The Trustee executed additional $15 million, $19 million and $32 million of promissory notes to UTC on December 10, 1997, 1998 and 1999, respectively. The notes bear an interest rate of 6.35%, 5.50% and 6.95% and mature on December 10, 2007, 2008 and 2009, respectively. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.

NOTE 10 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Bankers Trust and Fidelity. Bankers Trust and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 - PLAN TRANSFERS

During 1998, UTC approved the merger of certain defined contribution plans of Northwestern Elevator Corporation (a subsidiary of Otis Elevator Company) into the Plan effective January 1, 1999. Participants of the former Northwestern Elevator Corporation defined contribution plans were eligible to participate in the Plan effective January 1, 1999. On April 1, 1999, approximately $7,507,000 of net assets were transferred into the Plan.

On May 4, 1999, UTC completed its sale of UTA to Lear Corporation. All UTA employees who were participants in the Plan were permitted to continue making contributions to the Plan through May 31, 1999. In addition, UTA employees, who were active as of May 4, 1999, became fully vested in the employer matching contributions. In November 1999, approximately $46,581,000 of net assets, including investment income earned since May 4, 1999, were transferred out of the Plan to a defined contribution plan sponsored by Lear Corporation.

On October 1, 1999, UTC transferred a contract held between USBI, a subsidiary of UTC, and NASA to United Space Alliance, LLC ("USA"). USA assumed responsibility as trustee for Plan participants employed by UTC's United Space Booster, Inc. and USBI Booster Production Company, Inc. (collectively, "USBI") subsidiaries. All USBI employees, who were active as of September 30, 1999, became fully immediately vested in their employer matching contributions. During October 1999, approximately $9,485,000 of net assets were transferred to a qualified plan sponsored by USA.

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)                               December 31,
                                                 1999           1998
Net assets available for benefits
  per the financial statements               $8,655,771     $7,622,340
Amounts allocated to participant
  withdrawals                                      (713)          (659)
Net assets available for benefits
  per Form 5500                              $8,655,058     $7,621,681


                                                           Year Ended
                                                          December 31,
                                                              1999
Benefits paid to participants per the
  financial statements                                      $375,188
Add: Amounts allocated to participant
  withdrawals at December 31, 1999                               713
Less: Amounts allocated to participant
  withdrawals at December 31, 1998                              (659)

Benefits paid to participants per Form 5500                 $375,242

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 14 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 15 - SUBSEQUENT EVENT

On June 10, 1999, UTC acquired Sundstrand Corporation and merged it with its Hamilton Standard division and formed a wholly owned subsidiary, Hamilton Sundstrand. During 1999, UTC approved the merger of the Sundstrand Corporation Employee Savings Plan (the "Sundstrand Plan") with the UTC Employee Savings Plan and the UTC Represented Employee Savings Plan (the "UTC Plans"). Salaried and hourly participants of the Sundstrand Plan are eligible to participate in the UTC Plans effective January 1, 2000. On January 13, 2000, approximately $425,503,000 of net assets were transferred into the UTC Plans of which $417,522,000 was transferred into this Plan.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  June 28, 2000     By: /s/ Michael C. Sankner
                          Michael C. Sankner
                          Manager, Actuarial Administrator
                          United Technologies Corporation